

November 18, 2010

Mr. E. Joseph Grady
Chief Financial Officer
Crimson Exploration Inc.
717 Texas Avenue, Suite 2900
Houston TX 77002

> **Re:** **Crimson Exploration Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 16, 2010**
> **File No. 001-12108**

Dear Mr. Grady:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Properties, page 27

1. We note your disclosures indicating that your estimates of proved reserves were prepared by your third party petroleum engineering firm "in accordance with generally accepted petroleum engineering and evaluation principles." While we understand that there are fundamentals of physics, mathematics and economics that are applied in the estimation of reserves, we are not aware of an official industry compilation of generally accepted petroleum engineering and evaluation principles. With a view toward disclosure, please consult with your third party

engineers and then explain to us the basis for their concluding that such principles have been sufficiently established so as to judge that the reserve information has been prepared in conformity with them. And if this is their view, please refer us to their source of this compilation of principles.

Financial Statements

Note 3 – Oil and Gas Properties, page F-12

2.   We note your tabular disclosures of costs incurred related to your proved property acquisitions in 2009 indicate that these costs amounted to negative $493,532. Please quantify any significant cost recoveries that contributed to this negative balance and describe the events or circumstances that led to these recoveries.

Note 17 – Oil and gas Reserves, page F-30

3.   We note your calculation of the standardized measure of discounted future net cash flows relating to your proved reserves excludes the effect of future income taxes. Please disclose why you have excluded this component from your calculation and explain how its exclusion adheres to the guidance in FASB ASC paragraph 932-235-50-31. Additionally, we note your PV-10 calculation on page 29 also excludes the effect of future income taxes. Add similar disclosure.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Craig Arakawa at (202) 551-3650, or Kimberly Calder at (202) 551-3701, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions."

Sincerely,

Karl Hiller
Branch Chief